Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ASPEN AEROGELS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Aspen Aerogels, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Aspen Aerogels, Inc. (the “Corporation”).

2. The Corporation filed its Fourth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on March 28, 2013 (the “Certificate of Incorporation”).

3. The Certificate of Incorporation of the Corporation, as amended, is hereby amended to effect a reverse stock split of the Corporation’s common stock by inserting the following new paragraph immediately following the first paragraph of Article IV, Section 4.1 thereof:

“Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation, every eight hundred twenty-four and seven million four hundred twelve thousand five hundred forty-four ten millionths (824.7412544) issued and outstanding shares of Common Stock of the Corporation shall be changed, combined and reclassified into one (1) whole share of Common Stock, which shares shall be fully paid and nonassessable shares of Common Stock of the Corporation; provided, however, that in lieu of issuing fractional interests in shares of Common Stock to which any stockholder would otherwise be entitled pursuant hereto (after aggregating all fractions of a share to which such stockholder would otherwise be entitled), the Corporation shall take such actions as permitted by and in accordance with Section 155 of the DGCL.”

4. Pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions was given in accordance with Section 228(e) of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment to Certificate of Incorporation, as filed under Sections 242 of the General Corporation Law of the State of Delaware, has been duly authorized in accordance thereof.

[Remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by its duly authorized President and Chief Executive Officer this 13th day of June, 2014.

ASPEN AEROGELS, INC.

By:	/s/ Donald R. Young
Donald R. Young
President and Chief Executive Officer